U.S. SECURITIES AND EXCHANGE COMMISSION
                             WASHINGTON, D.C. 20549

                                  FORM N-17F-2

 CERTIFICATE OF ACCOUNTING OF SECURITIES AND SIMILAR INVESTMENTS IN THE CUSTODY
                       OF MANAGEMENT INVESTMENT COMPANIES

                   Pursuant to Rule 17f-2 [17 CFR 270, 17f-2]

1.  Investment Company Act File Number:             Date examination completed:

     811-7912                                       5/29/98




2.  State Identification Number:





AL       AK        AZ              AR       CA       CO
CT       DE        DC              FL       GA       HI
ID       IL        IN              IA       KS       KY
LA       ME        MD   D3721305   MA       MI       MN
MS       MO        MT              NE       NV       NH
NJ       NM        NY              NC       ND       OH
OK       OR        PA              RI       SC       SD
TN       TX        UT              VT       VA       WA
WV       WI        WY              PUERTO RICO

Other (specify):



3. Exact number of investment company as specified in registration statement:

     Old Westbury Funds, Inc.

4. Name under which business is conducted, if different than above:

      N/A

5. Address of principal place of business
       (number, street, city, state, zip code)

Federated Investors Tower, Pittsburgh, PA 15222-3779


INSTRUCTIONS
This Form must be completed by the investment companies that have custody of securities or similar investments.

Investment Company

1. All items must be completed by the investment company.

2. Give this Form to the independent public accountant who, in compliance with Rule 17f-2 under the Act and applicable state law, examines securities and similar investments in the custody of the investment company.

Accountant

3. Submit this Form to the Securities and Exchange Commission and appropriate state securities administrators when filing the certificate of accounting required by Rule 17f-2 under the Act and applicable state law. File the original and one copy with the Securities and Exchange Commission's principal office in Washington, D.C., one copy with the regional office for the region in which the investment company's principal business operations are conducted, and one copy with the appropriate state administrator(s), if applicable.

THIS FORM MUST BE GIVEN TO YOUR INDEPENDENT PUBLIC ACCOUNTANT

     Note: The estimated average burden hours are made solely for purposes of the Paperwork Reduction Act, and are not derived from a comprehensive or even a representative survey or study of the costs of SEC rules and forms. Direct any comments concerning the accuracy of the estimated average burden hours for compliance with SEC rules and forms to Kenneth A. Fogash, Deputy Executive Director, U.S. Securities and Exchange Commission, 450 Fifth Street, N.W., Washington, D.C. 20549 and Gary Waxman, Clearance Officer, Office of Management and Budget, Room 3208 New Executive Office Building, Washington, D.C. 20503.